Exhibit 99.1

COOPERATION AGREEMENT

This Cooperation Agreement (this “Agreement”) is made and entered into as of July 25, 2022 by and among Electromed, Inc. (the “Company”) and the entities and natural persons set forth in the signature pages hereto (collectively, “Summers Value”) (each of the Company and Summers Value, a “Party” to this Agreement, and collectively, the “Parties”).

RECITALS

WHEREAS, the Company and Summers Value are parties to a Cooperation Agreement dated September 24, 2021 (the “Prior Agreement”);

WHEREAS, the Company and Summers Value have engaged in additional discussions and communications concerning the Company’s business, financial performance and strategic plans;

WHEREAS, as of the date hereof, Summers Value has a beneficial ownership (as determined under Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) interest in the common stock, $0.01 par value per share, of the Company (the “Common Stock”) totaling, in the aggregate, 521,693 shares, or approximately 6.1% of the Common Stock issued and outstanding on the date hereof; and

WHEREAS, as of the date hereof, the Company and Summers Value have determined to come to an agreement with respect to the composition of the Company’s board of directors (the “Board”) and certain other matters, as provided in this Agreement, which is intended to supersede the Prior Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.	Board Composition and Related Agreements.

(a)Appointment of Director. The Company agrees that, immediately following the execution of this Agreement, the Company will (i) increase the size of the Board to eight (8) members, and (ii) appoint Andrew Summers (the “New Director”) to the Board.

(b)Board Nominees. Subject to Summers Value continuing to beneficially own (as determined under Rule 13d-3 promulgated under the Exchange Act) in the aggregate at least the lesser of (i) 3.0% of the Company’s then-outstanding Common Stock and (ii) 255,392 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments) (the “Minimum Ownership Threshold”), the Company agrees that the Board and all applicable committees of the Board shall take all necessary actions to (A) nominate a total of eight persons for election to serve as members of the Board at the fiscal 2023 annual meeting of shareholders (the “2023 Annual Meeting”), (B) include the New Director as one of the eight nominees, and (C) recommend, support and solicit proxies for the election of the New Director at the 2023 Annual Meeting in the same manner as it recommends, supports and solicits proxies for the election of the Company’s other director nominees.

(c)Replacements. If the New Director (or any Replacement Director (as defined below)) is unable or unwilling to serve as a director and ceases to be a director, resigns as a director, is removed as a director, or for any other reason fails to serve or is not serving as a director at any time prior to the expiration of the Standstill Period (as defined below), and at such time Summers Value satisfies the Minimum Ownership Threshold, then Summers Value shall have the ability to recommend a person to be a replacement director in accordance with this Section 1(c) (any such replacement nominee, when appointed to the Board, shall be referred to as a “Replacement Director”). Any Replacement Director must (A) be reasonably acceptable to the Board, (B) qualify as “independent” pursuant to applicable national securities exchange listing standards, (C) complete a background check to confirm the Company’s eligibility for reimbursements for its products under all state Medicaid agencies, and (D) have the relevant financial and business experience to be a director of the Company. The Nominating and Governance Committee of the Board (the “Nominating Committee”) shall make its determination and recommendation regarding whether such Replacement Director meets the foregoing criteria within five (5) business days after (i) such nominee has submitted to the Company the documentation required by Section 1(h)(iv) and (ii) representatives of the Board have conducted customary interview(s) of such nominee, if such interviews are requested by the Board or the Nominating Committee. The Company shall use its reasonable best efforts to conduct any interview(s) contemplated by this Section 1(c) as promptly as practicable, but in any case, assuming reasonable availability of the nominee, within ten (10) business days after Summers Value’s submission of such nominee. In the event the Nominating Committee does not accept a person recommended by Summers Value as the Replacement Director, Summers Value shall have the right to recommend additional substitute person(s) whose appointment shall be subject to the Nominating Committee recommending such person in accordance with the procedures described above. Upon the recommendation of a Replacement Director nominee by the Nominating Committee, the Board shall vote on the appointment of such Replacement Director to the Board no later than five (5) business days after the Nominating Committee’s recommendation of such Replacement Director; provided, however, that if the Board does not appoint such Replacement Director to the Board pursuant to this Section 1(c), the Parties shall continue to follow the procedures of this Section 1(c) until a Replacement Director is elected to the Board. Subject to applicable national securities exchange rules and applicable law, upon a Replacement Director’s appointment to the Board, the Board and all applicable committees of the Board shall take all necessary actions to appoint such Replacement Director to any applicable committee of the Board of which the replaced director was a member immediately prior to such director’s resignation or removal. Any Replacement Director designated pursuant to this Section 1(c) replacing the New Director prior to the mailing of the Company’s definitive proxy statement for the 2023 Annual Meeting shall stand for election at the 2023 Annual Meeting together with the other director nominees.

(d)Finance and Strategy Committee. During the Standstill Period, the Finance and Strategy Committee of the Board (the “Finance and Strategy Committee”): (i) will continue a review of the Company’s business and make recommendations to the Board with respect to the Company’s strategy and opportunities to enhance shareholder value, including but not limited to strategic growth plans, long-term business plans, shareholder engagement, research and development, capital allocation, and buy- or sell-side M&A transactions, and (ii) shall consist of at least four (4) but not more than five (5) independent Board members (including the New Director). Kathleen A. Tune will continue to serve as Chair of the Finance and Strategy Committee, and effective upon his appointment to the Board, the New Director will be appointed as Vice Chair of the Finance and Strategy Committee. Ms. Tune and the New Director shall be entitled to serve in their respective positions on the Finance and Strategy Committee until the conclusion of the Standstill Period, in each case subject to her or his election to serve as a member of the Board.

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(e)Director Committee Appointments. Without limiting Section 1(d) and subject to applicable national securities exchange rules and applicable laws, the Board and all applicable committees of the Board shall take all actions necessary to ensure that during the Standstill Period, the New Director (or any Replacement Director) will serve on the Nominating Committee. Without limiting the foregoing, the Board shall give the New Director the same due consideration for membership to any existing or newly formed committee of the Board as any other independent director.

(f)Board Compensation and Other Benefits. The Company agrees that the New Director (or any Replacement Director) shall receive (A) the same benefits of director and officer insurance as all other non-management directors on the Board, (B) the same compensation for his or her service as a director as the compensation received by other non-management directors on the Board and (C) such other benefits on the same basis as all other non-management directors on the Board. Summers Value shall not pay any compensation to the New Director (or any Replacement Director) for such person’s service as a member of the Board.

(g)Board Policies and Procedures. Each Party acknowledges that the New Director (or any Replacement Director), upon appointment to the Board, shall be governed by all of the same policies, processes, procedures, codes, rules, standards and guidelines applicable to members of the Board.

(h)Additional Agreements.

(i)Summers Value shall comply, and shall cause each of its controlled Affiliates and Associates to comply with the terms of this Agreement and shall be responsible for any breach of this Agreement by any such controlled Affiliate or Associate. As used in this Agreement, the terms “Affiliate” and “Associate” shall have the respective meanings set forth in Rule 12b-2 promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement.

(ii)During the Standstill Period, except as otherwise provided herein, Summers Value shall not, and shall cause each of its controlled Affiliates and Associates not to, directly or indirectly, (A) nominate or recommend for nomination any person for election at any annual or special meeting of the Company’s shareholders, (B) submit any proposal for consideration at, or bring any other business before, any annual or special meeting of the Company’s shareholders, or (C) initiate, encourage or participate in any “vote no,” “withhold” or similar campaign with respect to any annual or special meeting of the Company’s shareholders. Summers Value shall not publicly or privately encourage or support any other shareholder, person or entity to take any of the actions described in this Section 1(h)(ii).

(iii)Summers Value shall appear in person or by proxy at the 2023 Annual Meeting and vote all shares of Common Stock beneficially owned by Summers Value at the 2023 Annual Meeting in favor of all directors nominated by the Board for election and otherwise in accordance with the recommendations of the Board; provided, however, that in the event Institutional Shareholder Services Inc. (“ISS”) or Glass Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposals (other than the election of directors), Summers Value shall be permitted to vote in accordance with the ISS or Glass Lewis recommendation; provided, further, that Summers Value shall be permitted to vote in its sole discretion with respect to any publicly announced proposals relating to a merger, acquisition, disposition of all or substantially all of the assets of the Company or other business combination involving the Company requiring a vote of shareholders of the Company.

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(iv)Summers Value acknowledges that, prior to any appointment, each Replacement Director is required to submit to the Company a fully completed copy of the Company’s standard director & officer questionnaire and other reasonable and customary director onboarding documentation applicable to directors of the Company, including completion of all background reviews necessary to confirm the Company’s continued eligibility for reimbursement by state agencies if such Replacement Director becomes a member of the Board.

(v)During the period commencing with the date of this Agreement through the expiration of the Standstill Period, the Board and all applicable committees of the Board shall not (A) increase the size of the Board to more than eight (8) directors or (B) seek to classify the Board, in each case without the prior written consent of Summers Value.

(vi)The Company agrees that the Board and all applicable committees of the Board shall take all necessary actions to determine, in connection with his initial nomination by the Company at the 2023 Annual Meeting, that the New Director is deemed to be (A) a member of the “Incumbent Board” or “Continuing Director” (as such term may be defined in the definition of “Change in Control,” “Change of Control” (or any similar term) under the Company’s incentive plans, options plans, equity plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, or indentures, or any other related plans or agreements that refer to any such plan, policy or agreement’s definition of “Change in Control” or any similar term) and (B) a member of the Board as of the beginning of any applicable measurement period for the purposes of the definition of “Change in Control” or any similar term under the Company’s incentive plans, options plans, equity plans, deferred compensation plans, employment agreements, severance plans, retention plans, loan agreements, or indentures.

(i)Notwithstanding the foregoing, if at any time during the Standstill Period Summers Value ceases to satisfy the Minimum Ownership Threshold, then the New Director or any Replacement Director will immediately tender his or her resignation from the Board and any committee of the Board on which he or she then sits (it being understood that it shall be in the Board’s sole discretion whether to accept or reject such resignation). Following the occurrence of the foregoing, the Company will have no further obligations under this Section 1.

2.	Standstill Provisions.

(a)Summers Value agrees that, from the date of this Agreement until the earlier of (x) the date that is thirty (30) calendar days prior to the deadline for the submission of shareholder nominations for the Company’s fiscal 2024 annual meeting of shareholders (the “2024 Annual Meeting”) pursuant to the Company’s Amended and Restated Bylaws or (y) the date that is one hundred twenty (120) calendar days prior to the first anniversary of the 2023 Annual Meeting (the “Standstill Period”), Summers Value shall not, and shall cause each of its controlled Affiliates and Associates not to, in each case directly or indirectly, in any manner:

(i)engage in any solicitation of proxies or become a “participant” in a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) of proxies (including, without limitation, any solicitation of consents that seeks to call a special meeting of shareholders), in each case, with respect to securities of the Company;

(ii)form, join, or in any way knowingly participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to the shares of the Common Stock (other than a “group” that includes all or some of the members of Summers Value, but does not include any other entities or persons that are not members of Summers Value as of the date hereof); provided, however, that nothing herein shall limit the ability of an Affiliate of Summers Value to join the “group” following the execution of this Agreement, so long as any such Affiliate agrees to be bound by the terms and conditions of this Agreement;

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(iii)deposit any shares of Common Stock in any voting trust or subject any shares of Common Stock to any arrangement or agreement with respect to the voting of any shares of Common Stock, other than any such voting trust, arrangement or agreement solely among the members of Summers Value and otherwise in accordance with this Agreement;

(iv)acquire, offer or propose to acquire, or agree to acquire, on the market or through a private transaction, directly or indirectly, whether by purchase, tender or exchange offer, through the acquisition of control of another person, by joining a partnership, limited partnership, syndicate or other group, through swap or hedging transactions or otherwise, any securities of the Company or any rights decoupled from the underlying securities of the Company that would result in Summers Value beneficially owning more than 9.9% of the outstanding shares of Common Stock (it being acknowledged and agreed that (i) securities awarded or granted to the New Director by the Company in connection with his service as a director of the Company shall be excluded from such restriction and (ii) ownership in excess of 9.9% of the outstanding shares of Common Stock attributed to a decrease in the number of outstanding shares of Common Stock shall not be prohibited);

(v)seek or submit, or knowingly encourage any person or entity to seek or submit, nomination(s) in furtherance of a “contested solicitation” for the appointment, election or removal of directors with respect to the Company or seek, or knowingly encourage or take any other action with respect to the appointment, election or removal of any directors (except as specifically permitted in Section 1), in each case in opposition to the recommendation of the Board; provided, however, that nothing in this Agreement shall prevent Summers Value or its Affiliates or Associates from taking actions in furtherance of identifying director candidates in connection with the 2024 Annual Meeting so long as such actions do not create a public disclosure obligation for Summers Value or the Company and are undertaken on a basis reasonably designed to be confidential;

(vi)(A) make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Company, (B) make any offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving Summers Value and the Company, (C) affirmatively solicit a third party to make an offer or proposal (with or without conditions) with respect to any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination involving the Company, or publicly encourage, initiate or support any third party in making such an offer or proposal, (D) publicly comment on any third party proposal regarding any merger, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition, or other business combination with respect to the Company by such third party prior to such proposal becoming public or (E) call or seek to call a special meeting of shareholders;

(vii)seek, alone or in concert with others, representation on the Board, except as specifically permitted in Section 1;

(viii)advise, knowingly encourage, knowingly support or knowingly influence any person or entity with respect to the voting or disposition of any securities of the Company at any annual or special meeting of shareholders with respect to the appointment, election or removal of director(s), except in accordance with Section 1; or

(ix)make any request or submit any proposal to amend the terms of this Agreement other than through non-public communications with the Company or the Board that would not be reasonably determined to trigger public disclosure obligations for any Party.

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(b)Except as expressly provided in Section 1 or Section 2(a), Summers Value shall be entitled to (i) vote any shares of Common Stock that it beneficially owns as Summers Value determines in its sole discretion and (ii) disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any shareholder proposal or other matter to be voted on by the shareholders of the Company and the reasons therefor.

(c)Notwithstanding anything in Section 2(a) or elsewhere in this Agreement, nothing in this Agreement shall prohibit or restrict Summers Value from (i) communicating privately with the Board or any of the Company’s officers regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications, (ii) communicating with shareholders of the Company and others in a manner that does not otherwise violate Section 2(a) or Section 12, or (iii) taking any action necessary to comply with any law, rule or regulation or any action required by any governmental or regulatory authority or stock exchange that has jurisdiction over Summers Value.

(d)Nothing in Section 2 or elsewhere in this Agreement shall be deemed to limit the exercise in good faith by the New Director (or a Replacement Director) of such person’s fiduciary duties solely in such person’s capacity as a director of the Company.

3.	Representations and Warranties of the Company.

The Company represents and warrants to Summers Value that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, and assuming due execution by each counterparty hereto, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) immediately prior to the execution of this Agreement, the Board was composed of seven (7) directors and there were no vacancies on the Board, (d) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document or material agreement to which the Company is a party or by which it is bound, and (e) the Company has at all times complied with the terms of the Prior Agreement in all material respects.

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4.	Representations and Warranties of Summers Value.

Summers Value represents and warrants to the Company that (a) the authorized signatory of Summers Value set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind Summers Value thereto, (b) this Agreement has been duly authorized, executed and delivered by Summers Value, and assuming due execution by each counterparty hereto, is a valid and binding obligation of Summers Value, enforceable against Summers Value in accordance with its terms except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of Summers Value as currently in effect, (d) the execution, delivery and performance of this Agreement by Summers Value does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to Summers Value, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, (e) Summers Value has at all times complied with the terms of the Prior Agreement in all material respects, (f) as of the date of this Agreement, Summers Value is deemed to beneficially own 521,693 shares of Common Stock, and (g) as of the date hereof, and except as set forth in clause (f) above, Summers Value does not currently have, and does not currently have any right to acquire, any interest in any securities or assets of the Company or its Affiliates (or any rights, options or other securities convertible into or exercisable or exchangeable (whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event) for such securities or assets or any obligations measured by the price or value of any securities of the Company or any of its controlled Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of shares of Common Stock or any other securities of the Company, whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), and whether or not to be settled by delivery of shares of Common Stock or any other class or series of the Company’s stock, payment of cash or by other consideration, and without regard to any short position under any such contract or arrangement).

5.	Press Release; Communications.

Promptly following the execution of this Agreement, the Company and Summers Value shall jointly issue a mutually agreeable press release (the “Press Release”) announcing certain terms of this Agreement in the form attached hereto as Exhibit A. Prior to the issuance of the Press Release and subject to the terms of this Agreement, neither the Company (including the Board and any committee thereof) nor Summers Value shall issue any press release or make any public announcement regarding this Agreement or the matters contemplated hereby without the prior written consent of the other Party. During the Standstill Period, neither the Company nor Summers Value shall make any public announcement or statement that is inconsistent with or contrary to the terms of this Agreement. Summers Value acknowledges and agrees that the Company may file this Agreement and file or furnish the Press Release with the SEC as exhibits to a Current Report on Form 8-K and other filings with the SEC. Summers Value shall be given a reasonable opportunity to review and comment on any Current Report on Form 8-K or other filing with the SEC made by the Company with respect to this Agreement, and the Company shall give reasonable consideration to any comments of Summers Value. The Company acknowledges and agrees that Summers Value may file this Agreement as an exhibit to its Schedule 13D with the SEC. The Company shall be given a reasonable opportunity to review and comment on such Schedule 13D filing made by Summers Value with respect to this Agreement, and Summers Value shall give reasonable consideration to any comments of the Company.

6.	Specific Performance.

Each of Summers Value, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto may occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury may not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that Summers Value, on the one hand, and the Company, on the other hand (the “Moving Party”), shall each be entitled to seek specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 6 is not the exclusive remedy for any violation of this Agreement.

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7.	Expenses.

Each Party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby, except that the Company shall reimburse Summers Value for its reasonable documented expenses, including legal fees, incurred in connection with the negotiation and entry into this Agreement, the 2023 Annual Meeting and the matters related thereto, in an amount not to exceed $30,000.

8.	Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

9.	Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon confirmation of receipt, when sent by email (provided such confirmation is not automatically generated); or (c) two (2) business days after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company:

Electromed, Inc.

500 Sixth Avenue NW

New Prague, Minnesota 56071

Attention: Kathleen S. Skarvan
E-mail: kskarvan@electromed.com

with a copy (which shall not constitute notice) to:

Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center, 90 South Seventh Street

Minneapolis, Minnesota 55402

Attention: Joshua L. Colburn

Email: joshua.colburn@faegredrinker.com

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If to Summers Value:

Summers Value Partners LLC

90 Madison Street, Suite 303

Denver, Colorado 80206

Attention: Andrew Summers

Email: andy@summersvalue.com

with a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
Attention: Ryan Nebel
Email: rnebel@olshanlaw.com

10.	Applicable Law.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Minnesota without reference to the conflict of laws principles thereof that would result in the application of the law of another jurisdiction. Each of the Parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the state or federal courts located in the State of Minnesota. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by applicable legal requirements, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

11.	Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

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12.	Mutual Non-Disparagement.

Subject to applicable law, each of the Parties covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, Affiliates, executive officers or directors shall have breached this Section 12, neither it nor any of its respective agents, subsidiaries, Affiliates, executive officers or directors shall in any way publicly disparage, call into disrepute or otherwise defame or slander (as distinct from objective statements reflecting business criticism) the other Party or such other Party’s subsidiaries, Affiliates, officers (including any current officer of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement), directors (including any current director of a Party or a Party’s subsidiaries who no longer serves in such capacity following the execution of this Agreement) or employees, or any of their businesses, products or services, in any manner that would reasonably be expected to damage the business or reputation thereof. For the avoidance of doubt, the foregoing shall not prevent the making of any factual statement, including, but not limited to, in connection with any compelled testimony or production of information by legal process, subpoena or as part of a response to a request for information from any governmental authority with purported jurisdiction over the Party from whom information is sought.

13.	Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries; Term.

This Agreement supersedes the Prior Agreement, which is hereby null and void and of no further effect, and contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and Summers Value. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to Summers Value, the prior written consent of the Company, and with respect to the Company, the prior written consent of Summers Value. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons or entities. Unless otherwise mutually agreed in writing by each Party, this Agreement shall terminate at the end of the Standstill Period. Notwithstanding the foregoing, the provisions of Section 6 through Section 11 and this Section 13 shall survive the termination of this Agreement. No termination of this Agreement shall relieve any Party from liability for any breach of this Agreement prior to such termination.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

ELECTROMED, INC.

By:	/s/ Kathleen S. Skarvan
	Name:	Kathleen S. Skarvan
	Title:	President and CEO

[Signature Page to Agreement]

SUMMERS VALUE FUND LP

By:	Summers Value Partners GP LLC General Partner

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

SVP DEAL FUND 1 LP

By:	SVP Deal Fund 1 GP LLC General Partner

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

SUMMERS VALUE PARTNERS GP LLC

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

SVP DEAL FUND 1 GP LLC

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

SUMMERS VALUE PARTNERS LLC

By:	/s/ Andrew Summers
	Name:	Andrew Summers
	Title:	Managing Member

/s/ Andrew Summers
ANDREW SUMMERS

[Signature Page to Agreement]

Exhibit A

[Press Release]